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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 9)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

         Gavin B. Grover, Esq.                 Carla Hamre Donelson, Esq.
        Morrison & Foerster LLP                     General Counsel
           425 Market Street                           Verio Inc.
    San Francisco, California 94105       8005 South Chester Street, Suite 200
             (415) 268-7000                    Englewood, Colorado 80112
                                                     (303) 645-1900

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  This Amendment No. 9 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, Amendment No. 4 thereto filed with the SEC on June 20, 2000, Amendment No. 5 thereto filed with the SEC on June 30, 2000, Amendment No. 6 thereto filed with the SEC on July 14, 2000, Amendment No. 7 thereto filed with the SEC on July 20, 2000, and Amendment No. 8 thereto filed with the SEC on July 28, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, par value $.001 per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer (as defined below), net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the
Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements;
        Item 8.  Additional Information.

  The subsection "Debt Tender Offer" in Item 3 and Item 8 of the Schedule 14D-9 and under the section "Certain Relationships and Related Transactions" found in
Schedule I of the Schedule 14D-9, referenced in Item 3 and Item 8, subsection "Information Statement," of the Schedule 14D-9, is hereby amended and supplemented by adding the following:

  On July 31, 2000, Verio issued a press release announcing that each Debt Offer was extended until 11:59 p.m., New York City time, on Monday, August 14, 2000. Additionally, Verio announced in its press release that, as of 5:00 p.m., New York City time, on Friday, July 28, 2000, it had received valid Consents to the Proposed Amendments to each of the Indentures from the holders of more than a majority of the outstanding principal amount of each series of Senior Notes. The full text of the press release is attached as Exhibit
(a)(5)(W) hereto.

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

   Exhibit No. Description
   ----------- -----------
   (a)(5)(W)   Press Release of the Company, dated July 31, 2000

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2000.


                                          By:      /s/ Justin L. Jaschke
                                             __________________________________
                                                      Justin L. Jaschke
                                                 Chief Executive Officer and
                                                          Director

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